Exhibit 4.10

IMMUCELL CORPORATION

2025 STOCK OPTION AND INCENTIVE PLAN

INCENTIVE STOCK OPTION AGREEMENT

On November 7, 2025 (the "Grant Date") and pursuant to the Company's 2025 Stock Option and Incentive Plan (the "2025 Plan"), ImmuCell Corporation, a Delaware corporation (the "Company"), hereby grants to Olivier te Boekhorst (the "Optionee"), a Stock Option (this "Option") to purchase seventy-four thousand two hundred seventy-seven (74,277) shares of common stock of the Company at the price of $6.10 per share, such price being equal to the Fair Market Value (as defined in the 2025 Plan) of the common stock on the date hereof.

This Option has been granted to the Optionee as an inducement to employment with the Company, as contemplated under his Employment Agreement dated as of September 29, 2025 with the Company (the "Employment Agreement").

This Option shall be treated as an incentive stock option to the maximum extent permitted by the Internal Revenue Code of 1986, as amended, with the balance treated as a nonqualified stock option. If for any reason the 2025 Plan has not been duly approved by vote of the Corporation's stockholders by November 6, 2026, then the entire Option shall thereafter be treated as the grant of a nonqualified stock option. Except as otherwise expressly stated herein, this Option (whether or not treated in part as an incentive stock option) is granted subject to all of the terms and conditions of the 2025 Plan.

1. EXERCISE.

This Option is not immediately exercisable but rather shall become exercisable as follows:

(i)	This Option shall vest in three consecutive annual installments with 24,759 shares becoming exercisable on each of November 7, 2026, November 7, 2027, and November 7, 2028.

(ii)	In the event of a "Change in Control" (as defined in the Employment Agreement), the Optionee's right to purchase Shares subject to this Option shall vest immediately.

(iii)

Pursuant to the Employment Agreement, if the Company terminates the Optionee's employment without Cause (other than for death or disability) or if the Optionee terminates his employment for Good Reason, then the portion of this Option that would have vested in the 12 months following the termination date shall immediately accelerate and become fully vested and exercisable as of the termination date.

The purchase price for the shares purchased upon exercise of this Option shall be paid in cash or certified check or, at the discretion of the Compensation and Stock Option Committee of the Board of Directors of the Company, by any other means permitted under the 2025 Plan. As soon as practicable following an exercise of this Option by delivery to the Company of the exercise price, the Company shall provide the Optionee with a certificate for the shares being purchased. Such certificate shall have endorsed thereon any legends the Company deems advisable under federal or state securities laws.

2.    NON-TRANSFERABILITY.

Except as otherwise provided in the 2025 Plan, this Option is not transferable by the Optionee.

3.    TERMINATION OF OPTION.

Unless earlier terminated pursuant to the terms of the 2025 Plan or the Employment Agreement, this Option shall terminate 10 years after the Grant Date, on November 7, 2035, and may not be exercised after that date.

Following a termination of employment (including by death or disability), the period of exercisability of this Option shall be governed by the 2025 Plan. Provided, however, that pursuant to the Employment Agreement, if the Company terminates the Optionee's employment without Cause (other than for death or disability) or if the Optionee terminates his employment for Good Reason, then the period of exercisability for any portion of the Option then-vested (by acceleration or otherwise) shall be deemed extended to the date which is 24 months after the termination date.

4.    ACKNOWLEDGEMENT OF OPTIONEE.

The Optionee hereby accepts the grant of the foregoing Option and agrees to be bound by its terms and provisions. The Optionee further acknowledges that he has received a copy of the 2025 Plan, has read and understood the same, and agrees to be bound by its terms, conditions, and restrictions except as otherwise expressly provided herein.

5.    DATE OF OPTION.

This Option is granted as of November 7, 2025.

IMMUCELL CORPORATION

By:	/s/ Timothy C. Fiori
Name: Timothy C. Fiori
Its: Chief Financial Officer

THE OPTIONEE:

/s/ Olivier te Boekhorst
Olivier te Boekhorst